CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Knock-Out Commodity-Linked Notes due 2018	$3,000,000	$409.20

September 2012 Pricing Supplement No. 346 Registration Statement No. 333-178081 Dated September 28, 2012 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Commodities
Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold
The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by these preliminary terms.  At maturity, if an upside knock-out event has not occurred on the determination date, we will pay per note the stated principal amount of $1,000 plus a supplemental redemption amount based on the price of gold on the determination date, if any.  However, if an upside knock-out event has occurred on the determination date, meaning that the final commodity price is greater than the knock-out price, we will only pay per note the stated principal amount of $1,000 plus the product of the stated principal amount of $1,000 and the knock-out rate of 18%.  If an upside knock-out event occurs, your return of 18% on the notes at maturity will be substantially less than the appreciation of gold over the term of the notes.  The notes are for investors who are concerned about principal risk but seek a gold-based return, and who are willing to forgo current income and a reduction in their return if an upside knock-out event occurs in exchange for participation in any positive performance of gold up to the knock-out price, and the repayment of principal at maturity.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$3,000,000
Pricing date:	September 28, 2012
Original issue date:	October 3, 2012 (3 business days after the pricing date)
Maturity date:	October 3, 2018
Interest:	None
Underlying commodity:	Gold
Payment at maturity:
The payment due at maturity per $1,000 stated principal amount will equal:
•  If an upside knock-out event has not occurred:
$1,000 + supplemental redemption amount, if any
Due to the upside knock-out feature, the effective maximum payment at maturity will be $2,000 per note, which is 200% of the stated principal amount.
In no event will the payment due at maturity be less than $1,000 per note.
•  If an upside knock-out event has occurred:
$1,000 + ($1,000 x knock-out rate)
If an upside knock-out event occurs, you will only receive a fixed return of 18% regardless of the final commodity price.  Your return will be limited to a fixed return of 18% regardless of the substantially greater price performance of gold as of the determination date.

Upside knock-out event:	An upside knock-out event occurs if the final commodity price is greater than the knock-out price
Knock-out price:	$3,552.00, which is 200% of the initial commodity price
Knock-out rate:	18%
Supplemental redemption amount:	(i) $1,000 times (ii) the commodity percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 per note.
Participation rate:	100%
Commodity percent change:	(final commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$1,776.00, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.
Commodity price:
For any trading day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day.

Determination date:	September 28, 2018, subject to adjustment for non-trading days and certain market disruption events.
CUSIP:	617482P73
ISIN:	US617482P737
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per note	$1,000	$16.25	$983.75
Total	$3,000,000	$48,750	$2,951,250
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent) will collectively receive from the Agent, MS & Co., a fixed sales commission of $16.25 for each note they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Prospectus Supplement for Commodity-Linked Notes dated August 17, 2012	Prospectus dated November 21, 2011

Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

Investment Summary
Knock-Out Commodity-Linked Notes
The Knock-Out Commodity-Linked Notes due October 3, 2018 Based on the Performance of Gold (the “notes”) provide investors:

¡	an opportunity to gain exposure to the performance of gold and provide diversification of underlying asset class exposure

¡	the repayment of principal at maturity

¡	participation in any appreciation of gold over the term of the notes up to the knock-out price

¡	however, an upside knock-out event will occur if the price of gold is greater than the knock-out price on the determination date and you will only receive a fixed return of 18% on the notes

¡	no exposure to any decline of the underlying commodity

At maturity, if the price of gold has depreciated or has not appreciated at all, you will receive the stated principal amount of $1,000 per note.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	6 years
Participation rate:	100%
Knock-out price:	200% of the initial commodity price
Knock-out rate:	18%
Interest:	None

Key Investment Rationale

Knock-Out Commodity-Linked Notes offer investors exposure to the performance of commodities or commodity indices and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek a commodity-based return, and who are willing to forgo current income and a reduction in their return if an upside knock-out event occurs in exchange for participation in any positive performance of gold up to the knock-out price, and the repayment of principal at maturity.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

Repayment of Principal	The notes offer investors 1 to 1 upside exposure to any positive performance of the underlying commodity up to the knock-out price, while providing for the repayment of principal in full at maturity.
No Knock-Out Event Scenario
The price of the underlying commodity increases in value significantly, but not by an amount so great that an upside knock-out event occurs, and, at maturity, the notes pay the stated principal amount plus 100% of the positive performance of gold.
Due to the upside knock-out feature, the effective maximum payment at maturity will be $2,000 per note, which is 200% of the stated principal amount.

Knock-Out Event Scenario
The price of the underlying commodity increases in value significantly and an upside knock-out event occurs.  At maturity, the notes pay the stated principal amount plus the product of the stated principal amount and the knock-out rate of 18%.
If an upside knock-out event occurs, you will only receive a fixed return of 18% regardless of the final commodity price.  Your return will be limited to a fixed return of 18% regardless of the substantially greater price performance of gold as of the determination date.

September 2012	Page 2

Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

How the Knock-Out Commodity-Linked Notes Work

Payoff Diagram

The payoff diagram below illustrates the payout on the notes at maturity for a range of hypothetical percentage changes in the commodity price.  The diagram is based on the following terms:
Stated principal amount:	$1,000 per note
Knock-out rate:	18%
Knock-out price:	200% of the initial commodity price
Participation rate:	100%

Knock-Out Commodity-Linked Notes Payoff Diagram

How it works

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If an upside knock-out event has not occurred, the investor would receive the stated principal amount of $1,000 per note plus a supplemental redemption amount based on the price of gold on the determination date, if any.  In no event will the payment at maturity be less than $1,000 per note.

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However, if an upside knock-out event has occurred, meaning that the final commodity price is greater than the knock-out price of 200% of the initial commodity price, the investor would receive the stated principal amount of $1,000 per note plus the product of $1,000 and the knock-out rate of 18%.

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, if an upside knock-out event has not occurred, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount based on the price of gold on the determination date, if any.  However, if an upside knock-out event has occurred, meaning that the final commodity price is greater than the knock-out price, you will receive the stated principal amount of $1,000 plus the product of the stated principal amount of $1,000 and the knock-out rate of 18%.

The supplemental redemption amount, if any, will be calculated on the determination date as follows:

(i) $1,000 times (ii) the commodity percent change times (iii) the participation rate.

In no event will the payment due at maturity be less than the stated principal amount of $1,000 per note or greater than $2,000 per note.

The table below illustrates the payment at maturity for each note for a hypothetical range of commodity percent changes and does not cover the complete range of possible payouts at maturity.  The table reflects the knock-out rate of 18% and assumes an initial commodity price of $1,800 and a hypothetical knock-out price of $3,600 (which is 200% of the hypothetical initial commodity price).  The actual initial commodity price and knock-out price are set forth on the cover page of this document.  If the commodity percent change is less than or equal to 0%, you will receive the stated principal amount of $1,000 per note.

If an upside knock-out event occurs, you will only receive a fixed return of 18% regardless of the final commodity price.  Your return will be limited to a fixed return of 18% regardless of the substantially greater price performance of gold as of the determination date.

Under the terms of the notes, due to the upside knock-out feature, the effective maximum payment at maturity will be $2,000 per note, which is 200% of the stated principal amount.

Commodity percent change	Final commodity price	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $1,000 note
110%	$3,780	$1,000	N/A	$1,180	18%
101%	$3,618	$1,000	N/A	$1,180	18%
100%	$3,600	$1,000	$1,000	$2,000	100%
99%	$3,582	$1,000	$990	$1,990	99%
90%	$3,420	$1,000	$900	$1,900	90%
80%	$3,240	$1,000	$800	$1,800	80%
70%	$3,060	$1,000	$700	$1,700	70%
60%	$2,880	$1,000	$600	$1,600	60%
50%	$2,700	$1,000	$500	$1,500	50%
40%	$2,520	$1,000	$400	$1,400	40%
30%	$2,340	$1,000	$300	$1,300	30%
20%	$2,160	$1,000	$200	$1,200	20%
10%	$1,980	$1,000	$100	$1,100	10%
0%	$1,800	$1,000	$0	$1,000	0%
-10%	$1,620	$1,000	$0	$1,000	0%
-20%	$1,440	$1,000	$0	$1,000	0%
-30%	$1,260	$1,000	$0	$1,000	0%
-40%	$1,080	$1,000	$0	$1,000	0%
-50%	$900	$1,000	$0	$1,000	0%
-60%	$720	$1,000	$0	$1,000	0%
-70%	$540	$1,000	$0	$1,000	0%
-80%	$360	$1,000	$0	$1,000	0%
-90%	$180	$1,000	$0	$1,000	0%
-100%	$0	$1,000	$0	$1,000	0%

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

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The notes do not pay interest and may not pay more than the stated principal amount.  At maturity, you will receive an amount in cash that will vary depending on the price of gold on the determination date and whether an upside knock-out event has occurred.  If the commodity percent change is less than or equal to 0%, you will receive only the stated principal amount of $1,000 for each note you hold at maturity.  As the notes do not pay any interest, if the underlying commodity does not appreciate sufficiently over the six-year term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for participation in any positive performance of the underlying commodity up to the knock-out price, and the repayment of principal at maturity.

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The upside knock-out feature may reduce the return on your notes.  If an upside knock-out event occurs, the return on your investment in the notes will only equal the knock-out rate of 18% (regardless of the substantially greater price performance of gold as of the determination date), which will be substantially less than the appreciation of gold over the term of the notes.  As a result, the effective maximum payment at maturity will be $2,000 per note, which is 200% of the stated principal amount.  If an upside knock-out event occurs, the return on your investment will be significantly less than the amount you would receive on an investment whose return is based on the percentage change in the final commodity price from the initial commodity price.

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Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The supplemental redemption amount, if any, is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold may not correlate to, and may diverge significantly from, the prices of commodities generally.  Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of gold may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Gold Overview” on page 8.

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The price of gold may change unpredictably and affect the value of the notes in unforeseen ways. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as, among other things, the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official governmental sector, including central banks and other governmental agencies and multilateral institutions that hold gold, sales of gold recycled from jewelry, levels of gold production and production costs and short-term changes in supply and demand due to trading activities in the gold market.  The price of gold may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “Gold Overview” on page 8.

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The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying commodity at any time (including in relation to the knock-out price) and, in particular, on the determination date, the volatility (frequency and magnitude of changes in price) of the underlying commodity, the price and volatility of the

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

futures contracts on the underlying commodity, trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally and which may affect the final commodity price of the underlying commodity and any actual or anticipated changes in our credit ratings or credit spreads.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The amount payable on the notes is not linked to the commodity price at any time other than the determination date.  The final commodity price (and, accordingly, whether an upside knock-out event occurs) will be based on the commodity price on the determination date, subject to adjustment for non-trading days and certain market disruption events.  Even if the underlying commodity appreciates prior to the determination date but then drops on the determination date to be equal to or below the initial commodity price, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the commodity price prior to such drop.  In addition, if the underlying commodity appreciates on the determination date to be greater than the knock-out price, an upside knock-out event will occur and the payment at maturity will be less than it would have been had the payment at maturity been linked to the commodity price prior to such increase and an upside knock-out event had not occurred.  Although the actual commodity price on the stated maturity date or at other times during the term of the notes may be higher or lower than the final commodity price, the payment at maturity will be based solely on the commodity price on the determination date.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the cost of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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There are risks relating to trading of commodities on the London Bullion Market Association.  Gold is traded on the London Bullion Market Association, which we refer to as the LBMA.  The price of gold will be determined by reference to the fixing price reported by the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  By purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity. See “Hypothetical Payout on the Notes” above.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) has determined the initial commodity price and the knock-out price and will determine the final commodity price and whether an upside knock-out event has occurred, and will calculate the amount of cash you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or an upside knock-out event or calculation of the commodity price of the underlying commodity in the event of a market disruption event, may adversely affect the payout to you at maturity.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.   One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the notes, including trading in the underlying commodity or forward contracts or futures contracts on the underlying commodity.  Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial commodity price and, therefore, could have increased the price at which the underlying commodity must close on the determination date before an investor receives a payment at maturity that exceeds the stated principal amount.  Additionally, such hedging or trading activities during the term of the notes, including on the determination date, could adversely affect the commodity price on the determination date, and could result in the occurrence of an upside knock-out event, and, accordingly, could reduce the amount of cash an investor will receive at maturity.

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

Gold Overview

The price of gold to which the return on the notes is linked is the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery.

Underlying commodity information as of September 28, 2012
	Bloomberg Ticker Symbol*	Current Price	52 Weeks Ago	52 Week High	52 Week Low
Gold (in U.S. dollars)	GOLDLNPM	$1,776.00	$1,643.00	$1,795.00 (on 11/8/2011)	$1,531.00 (on 12/29/2011)

* The Bloomberg ticker symbol is being provided for reference purposes only.  The commodity price on any trading day will be determined based on the price published by the LBMA.

The following graph sets forth the daily fixing prices of the underlying commodity for the period from January 1, 2007 through September 28, 2012.  The related table presents the published high and low fixing prices, as well as end-of-quarter fixing prices, for the underlying commodity for each quarter in the same period.  The commodity price on September 28, 2012 was $1,776.00.  We obtained the information in the table from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity should not be taken as an indication of its future performance.

Daily Afternoon Fixing Prices of Gold January 1, 2007 to September 21, 2012

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Based on the Performance of Gold

Gold (in U.S. dollars per troy ounce)	High	Low	Period End
2007
First Quarter	685.75	608.40	661.75
Second Quarter	691.40	642.10	650.50
Third Quarter	743.00	648.75	743.00
Fourth Quarter	841.10	725.50	833.75
2008
First Quarter	1,011.25	833.75	933.50
Second Quarter	946.00	853.00	930.25
Third Quarter	986.00	740.75	884.50
Fourth Quarter	903.50	712.50	869.75
2009
First Quarter	989.00	810.00	916.50
Second Quarter	981.75	870.25	934.50
Third Quarter	1,018.50	908.50	995.75
Fourth Quarter	1,212.50	1,003.50	1,087.50
2010
First Quarter	1,153.00	1,058.00	1,115.50
Second Quarter	1,261.00	1,123.50	1,244.00
Third Quarter	1,307.50	1,157.00	1,307.00
Fourth Quarter	1,421.00	1,313.50	1,405.50
2011
First Quarter	1,447.00	1,319.00	1,439.00
Second Quarter	1,552.50	1,418.00	1,505.50
Third Quarter	1,895.00	1,483.00	1,620.00
Fourth Quarter	1,795.00	1,531.00	1,531.00
2012
First Quarter	1,781.00	1,531.00	1,662.50
Second Quarter	1,677.50	1,540.00	1,598.50
Third Quarter (through September 28, 2012)	1,784.50	1,556.25	1,776.00

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

Additional Information About the Notes
Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Denominations:	$1,000 per note and integral multiples thereof
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the determination date as postponed.

Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on September 21, 2012, the “comparable yield” for the notes would be a rate of 3.2781% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,215.5025 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2012	$7.9221	$7.9221
January 1, 2013 through June 30, 2013	$16.5203	$24.4424
July 1, 2013 through December 31, 2013	$16.7911	$41.2335
January 1, 2014 through June 30, 2014	$17.0663	$58.2998
July 1, 2014 through December 31, 2014	$17.3461	$75.6459
January 1, 2015 through June 30, 2015	$17.6304	$93.2763
July 1, 2015 through December 31, 2015	$17.9193	$111.1956
January 1, 2016 through June 30, 2016	$18.2131	$129.4087
July 1, 2016 through December 31, 2016	$18.5116	$147.9203
January 1, 2017 through June 30, 2017	$18.8150	$166.7353
July 1, 2017 through December 31, 2017	$19.1234	$185.8587
January 1, 2018 through June 30, 2018	$19.4368	$205.2955
July 1, 2018 through the Maturity Date	$10.2070	$215.5025

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Such purchase activity could have increased the price of the underlying commodity on the pricing date, and therefore, could have increased the price at which the underlying commodity must close on the determination date before you would receive at maturity a payment that exceeds the stated principal amount.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the notes, including on the determination date, by purchasing and selling the underlying commodity or futures contracts or forward contracts on the underlying commodity or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the determination date.  We cannot give any assurance that our hedging activities will not affect (i) the value of the underlying commodity or (ii) whether an upside knock-out event occurs and, therefore, adversely affect the value of the notes or the payment due at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Calculation agent:	MSCG
Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent a fixed sales commission of $16.25 for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Contact:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:	Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by

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Knock-Out Commodity-Linked Notes due October 3, 2018
Based on the Performance of Gold

the prospectus supplement for commodity-linked notes) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus in that registration statement, the prospectus supplement for commodity-linked notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for commodity-linked notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement for Commodity-Linked Notes dated August 17, 2012

Prospectus dated November 21, 2011

Terms used in this document are defined in the prospectus supplement for commodity-linked notes or in the prospectus.  As used in this document, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

September 2012	Page 13